AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
SCRAPP LLC

This Amended and Restated Limited Liability Company Agreement (this "Agreement") is entered into as of November 21, 2020, by and between Scrapp LLC, a Massachusetts limited liability company (the "Company"), and the persons listed on Exhibit A attached hereto (individually, "Member" and, collectively, the "Members").

RECITALS

A. The Company was formed on May 28, 2020 pursuant to the provisions of the Massachusetts Limited Liability Company Act, Chapter 156C of the Massachusetts General Laws (the "Act"); and

B. The Members hereto desire to amend and restate in its entirety the prior Operating Agreement of the Company, which was originally made effective as of June 8, 2020 (the "Prior Agreement"), upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed by and among the parties as follows:

1. Certain Defined Terms. For purposes of this Agreement, the following capitalized terms shall have the meaning set forth below:

1.1 Capital Account – "Capital Account" means a separate capital account maintained by the Company for each Member strictly in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be adjusted accordingly for allocations and distributions as provided in Section 9 and as otherwise required under Section 704(b) and the Treasury Regulations promulgated thereunder. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw or receive any return of his Capital Contribution, to the extent any is made. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash. Increases or decreases to a Member's Capital Account shall not affect a Member's Interest.

1.2 Capital Contribution – "Capital Contribution" means the total amount of cash and the fair market value (net of liabilities assumed or taken subject to by the Company) of any other asset contributed or deemed contributed under Treasury Regulation Section 1.704-1(b)(2)(iv)(d) to the Company by the Members.

1.3 Code – "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding section of any succeeding law.

1.4 Interest or Interests – "Interest" or "Interests" means a Member's entire interest in the Company, including a Member's economic interest and such other rights and privileges that the Members may enjoy by being a Member, set forth as a percentage on Exhibit A attached hereto, as the same may be amended from time to time.

1.5 Treasury Regulations – "Treasury Regulations" means the regulations promulgated pursuant to the Code.

1.6 Units – "Units" means a fractional interest in a Member's Interest, set forth as a number of Units on Exhibit A attached hereto, as the same may be amended from time to time.

1.7 Unreturned Capital Contribution – "Unreturned Capital Contribution" means the amount of the Capital Contributions of a Member, reduced by the aggregate amounts distributed to such Member by the Company pursuant Sections 9.2 or 15.3(a)(iv).

2. Organization and Name. The Members hereby acknowledge that a limited liability company under the name "Scrapp LLC" was organized on May 28, 2020 pursuant to the provisions of the Act, and the Members hereby ratify all previous actions taken to organize and operate the Company. Except as expressly required by the Act, the rights and obligations of the Members, the Managers and the administration and termination of the Company shall be governed by this Agreement.

3. Office and Registered Agent. The registered office of the Company shall be located at the address set forth on Exhibit A attached hereto. The name and address of the registered agent for the Company shall be as set forth on Exhibit A attached hereto.

4. Purposes. The primary purpose for which the Company is formed is for recycling services for communities to minimize their contamination in the recycling stream, achieved via consulting, technology and behavioral change and all lawful purposes for which a limited liability company may be formed in the Commonwealth of Massachusetts.

5. Powers; Title to Property. The Company shall have and exercise all powers now or hereafter conferred by the laws of the Commonwealth of Massachusetts on limited liability companies formed pursuant to the Act. Except as expressly provided for in this Agreement, no Manager shall have any authority to act for, hold herself out as the agent of, or assume any obligation or responsibility on behalf of, any other Manager, the Members or the Company. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and the Members shall not have any ownership interest in such property. The Company may hold any of its assets in its own name or in the name of its nominee, which nominee may be one or more individuals, partnerships, trusts or other entities.

6. Term. The Company shall have a term beginning on the date the Certificate of Formation was filed with the Secretary of Commonwealth of Massachusetts and continuing until terminated pursuant to the terms of this Agreement or in accordance with applicable law.

7. Members and Interests. The names, addresses, Interests of the Members of the Company are as set forth on Exhibit A. New members may be admitted to the Company upon unanimous consent of the Members, and on such terms and conditions as shall be agreed upon by such Members and any new member. The changes in Interests that occur upon admission of a new member shall be reflected in amendments to Exhibit A.

8. Capital Contributions and Loans.

8.1 Capital Contributions. The Members have made Capital Contributions to the Company, if any, as set forth on Exhibit A. No interest shall accrue on any Capital Contributions, and the Members shall not have the right to withdraw or to be repaid any Capital Contributions or to receive any other payment in respect of its Interest, except as specifically provided in this Agreement. No additional Capital Contributions have been agreed to be made by the Members.

8.2 Loans. Any Member may make, but shall not be obligated to make, loans to the Company. If any Member advances funds to the Company in excess of the aggregate amount of its then current Capital Contributions, unless expressly agreed upon in writing by the Members and the Company, any such advances (i) shall not be considered a Capital Contribution, (ii) shall not result in any increase in the amount of the Member's Capital Account, and (iii) shall be a loan to the Company which shall be payable only in accordance with the terms and conditions upon which such loan is made. The repayment of such loans upon liquidation of the Company shall be subject to the order of priority set forth herein.

9. Capital Accounts; Allocation; Tax Status.

9.1 Capital Accounts. The Company shall maintain each Member's Capital Account in accordance with Section 704(b) of the Code and any Treasury Regulation promulgated thereunder.

9.2 Profits, Losses and Distributions. All profits, losses and distributions of cash or other property from the Company shall be allocated or distributed entirely to the Members on a pro rata basis, based upon Exhibit A, at such time as the Members determine to be in the Company's best interest.

9.3 Allocations for Tax Purposes. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be allocated to the Members in the same proportions as its share of profits and losses, as the case may be, for the year.

9.4 Returns and other Elections. The Company shall prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns and other reports deemed necessary and required in each jurisdiction in which the Company does business, including without limitation, all sales and use tax filings and annual reports with the Secretary of the State. Copies of such returns and other reports, or pertinent information therefrom, shall be made available to the Members within 120 days after the end of the Company's Fiscal Year, and in any event, as soon as they are available.

9.5 Taxation as Partnership. Notwithstanding Section 9.4 hereof, the Members shall make any and all elections and take any and all other actions necessary to cause the Company to be taxed as a partnership under the Code. In the event that the Company's counsel or accountants advise that, as a result of any change in applicable laws or regulations, or administrative or judicial interpretations thereof, or otherwise, it is necessary or desirable to amend the terms of this Agreement or of the Certificate of Formation in order to preserve or protect the Company's treatment as a partnership for tax purposes, then:

(a) the Members shall make such amendments to this Agreement or the Certificate of Formation, as the case may be, that preserve and protect such partnership status, and which secondarily preserve the economic arrangement among the parties to the greatest extent possible, and which tertiarily preserve the management structure of the Company to the greatest extent possible; and

(b) all Members agree to vote for and approve any such amendments.

9.6 Elections; Tax Matters Representative. Any elections which may or are required to be made by the Company for tax purposes, whether on a federal, state or local return, or otherwise, shall be determined by Michael Vincent Pasciuto. At such time as Subchapter C of Chapter 63 of the Code becomes applicable to the Company, Michael Vincent Pasciuto, a Manager of the Company, shall be, and hereby is, designated as the "partnership representative" as defined in Section 6223 of the Code (the "Partnership Representative"), provided that if he is not qualified to serve as the Partnership

Representative under Code Section 6223(a), then he shall have the right and authority, in his sole discretion, to designate the Partnership Representative. The Partnership Representative shall have the right and authority to make any election, determination or designation and to take any other action which the Company may take, that is available or permitted under such Subchapter C together with any Treasury Regulations promulgated thereunder and/or any published guidance issued with respect thereto (collectively, the "Revised Partnership Audit Provisions"). No Member shall file a notice with the Internal Revenue Service under Section 6222(c) of the Revised Partnership Audit Provisions without the consent of the Partnership Representative.

10. Membership.

10.1 Powers. Any determination, approval or consent required by the Members hereunder, including the appointment, addition or removal of Managers, shall be deemed to be approved if the Members holding a majority of the Interests approve such matter; provided, that, the initial Managers, namely, Michael Vincent Pasciuto, Daniel Marek and Evan Vaughan Lewis Gwynne Davies may not be removed, without cause, for so long as they maintain an active business relationship with the Company.

10.2 Action Without Meeting. Any action required or permitted by this Agreement to be taken by the Members may be taken by written consent. The action must be evidenced by one or more written consents, describing the action taken, signed by the Members sufficient to approve such matter, indicating the date of the signature by the Members.

10.3 Proprietary Rights.

(a) Work Product. Each Member acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived, or reduced to practice by the Member individually or jointly with others before, during or after his business relationship with the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical, and electronic copies, all improvements, rights, and claims related to the foregoing, and other tangible embodiments thereof (collectively, "Work Product"), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), patents, and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions, and renewals thereof (collectively, "Intellectual Property Rights"), is hereby assigned to and shall be the sole and exclusive property of the Company.

(b) Work Made for Hire; Assignment. Each Member acknowledges that, by reason of having a business relationship with the Company, to the extent permitted by law, all of the Work Product consisting of copyrightable subject matter is "work made for hire" as defined in the Copyright Act of 1976 (17 U.S.C. § 101), and such copyrights are therefore owned by the Company. To the extent that the foregoing does not apply, each Member hereby irrevocably assigns to the Company, for no additional consideration, the Member's entire right, title and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim, and recover for all past, present, and future infringement, misappropriation, or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company's rights, title, or interest in any

Work Product or Intellectual Property Rights so as to be less in any respect than that the Company would have had in the absence of this Agreement.

(c) Further Assurances; Power of Attorney. During and after his business relationship with the Company, each Member agrees to reasonably cooperate with the Company to (i) apply for, obtain, perfect, and transfer to the Company the Work Product and Intellectual Property Rights in the Work Product in any jurisdiction in the world; and (ii) maintain, protect, and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments, and other documents and instruments as shall be reasonably requested by the Company. Each Member hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on such Member's behalf in his name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution, and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if such Member does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be impacted by such Member's subsequent incapacity.

10.4 Transfers of Interests. No Member may transfer any Interest without the consent of a majority of the Managers (not including the Member desiring to transfer its Interest if such Member is a Manager).

11. Management.

11.1 Authority of Managers. The business and affairs of the Company shall be managed by one or more Managers. A Manager need not be a Member. The Managers shall have and be subject to all duties and liabilities, and shall have all of the authority with respect to the business and affairs of the Company, that a Manager has pursuant to the Act and pursuant to this Agreement. All decisions of the Managers shall be determined by majority approval, or if the Company has only one Manager, by resolution of such Manager.

11.2 Appointment of Managers. The persons set forth on Exhibit A attached hereto are appointed to serve as the initial Managers of the Company. Such Exhibit A may be amended from time to time by the Members pursuant to Section 10.1.

11.3 Meetings. Meetings of the Managers shall be held on five (5) days' notice or on such shorter notice as may be mutually agreeable to the Managers, on the call of the Managers, or a call by the Members owning more than 10% of the Company's Interests. Notice of the time and place of each meeting shall be given in writing to each Manager and the Members and shall describe the purpose or purposes of the meeting. The presence of a majority of the Managers shall constitute a quorum. Except as otherwise provided in this Agreement, the vote of a majority of the Managers that are present at any meeting is required to approve any action taken at a meeting of the Managers.

11.4 Written Consents. Any action required or permitted by this Agreement to be taken at a meeting of the Managers may be taken without a meeting, without prior notice, by written consent. The action must be evidenced by one or more written consents, describing the action taken, signed by a majority of the Managers. The Company shall give the Members prompt written notice of the action.

11.5 Officers and Agents. The Managers shall have the power and authority to appoint agents (who may be referred to as officers) to act for the Company with such titles, if any, as the Managers deem appropriate, and to delegate to such officers or agents such other powers as are granted to the Managers

hereunder and subject to the limitations as herein provided, including, without limitation, the power to execute documents on behalf of the Company, as the Managers may in their sole discretion determine; provided, however, that such appointment shall be in writing and approved by a majority of the Managers and no such delegation by the Managers shall cause any of the Managers to cease to be a "Manager" of the Company within the meaning of the Act. The officers or agents so appointed may include persons holding titles such as Chairman, Chief Executive Officer, President, Vice President, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Chief Information Officer, Secretary, Assistant Secretary, Treasurer or Controller. Unless the authority of the agent designated as of the officer in question is limited in a document appointing such officer or is otherwise specified by the Managers, an officer so appointed shall have the same authority to act for the Company as a corresponding officer of a corporation formed in the Commonwealth of Massachusetts would have to act for a corporation formed in the Commonwealth of Massachusetts in the absence of a specific delegation of authority. Notwithstanding the foregoing, no such officer or agent shall have the power to lease or acquire real property, to borrow money, to issue promissory notes or other evidences of indebtedness, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the temporary investment of surplus cash), or to acquire the securities of any person, to give guaranties or indemnities, to merge, liquidate, or dissolve the Company, or to sell or lease all or any substantial portion of the assets of the Company without the prior approval of the Managers. The Managers, in their sole discretion, may by written instrument signed by a majority of the Managers ratify any act previously taken by an officer or an agent acting on behalf of the Company. The initial officers of the Company, if any, are set forth on Exhibit A, which may be amended from time to time by the Managers.

11.6 Removal of Managers. No Manager may be removed except as set forth in Section 10.1.

11.7 Fiduciary Duty; Devotion of Time; Compensation. Each Manager shall exercise his powers and discharge his duties in good faith with a view to the interests of the Company and the Members with that degree of diligence, care and skill that ordinarily prudent persons would exercise under similar circumstances in like positions. Except as provided in the foregoing sentence, no Manager or Member shall have any duty, including fiduciary duties, to the Company, to another Manager or to the Members. Each Manager shall devote so much of his time to the business of the Company as the requirements of such business may dictate from time to time. No Manager shall be compensated for his services to the Company, except as is expressly agreed upon by the Members owning a majority of the Company's Interests, but each Manager shall be entitled to charge the Company, or to be reimbursed by the Company, for all reasonable out of pocket expenses actually incurred by such Manager and paid to third parties in connection with the Company's business. In the event of a dispute over whether an expense incurred by a Manager is reasonable, such expense must be approved by the Members owning a majority of the Company's Interests.

12. Liability and Indemnification.

12.1 Limitation of Liability. Except as required pursuant to the Act and the third sentence of this Subsection, the Members shall not be personally liable for any debts, obligations, losses and liabilities of the Company whether arising in contract, tort or otherwise beyond the loss of the Member's Capital Contribution. Except as required pursuant to the Act and the third sentence of this Subsection, no Manager or officer shall be personally liable for any debts, obligations, losses and liabilities of the Company whether arising in contract, tort or otherwise. No Manager, employee or Member shall be liable, responsible or accountable in damages or otherwise to the Members or to the Company for any act or omission performed or omitted by him except for acts of fraud, intentional or willful misconduct, or gross negligence.

12.2 Indemnification.

(a) Unless otherwise provided in subsection (b), the Company shall indemnify, save harmless, and pay all judgments and claims against any Member, officer or Manager relating to any liability or damage incurred by reason of any act performed or omitted to be performed by a Member, officer or Manager in connection with the business of the Company, including reasonable attorneys' fees incurred by any Member, officer or Manager in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred.

(b) Section 12.2(a) shall be enforced to the maximum extent permitted by the Act; provided however, no Member, officer or Manager shall be indemnified from any liability for fraud, intentional or willful misconduct, or gross negligence.

(c) The Company shall have power to purchase and maintain insurance on behalf of any person or entity who is or was a Member, officer or Manager against any liability asserted against such person or entity and incurred by such person or entity in any such capacity, or arising out of that person or entity's status as such, whether or not the Company would have the power to indemnify that person against such liability pursuant to this Section.

13. Books and Records. The Managers shall maintain physical possession of the books and records of the Company, at its principal place of business. Adequate accounting records of all Company business shall be kept and these shall be open to inspection by the Members at all reasonable times.

14. Accounting Basis and Fiscal Year. The books of account of the Company shall be kept on the basis of accounting required by the Code. The fiscal year of the Company shall be (i) the calendar year or such other year as the Members may from time to time determine, or (ii) in the event the Code requires otherwise, then such other fiscal year as is required by the Code.

15. Dissolution and Winding Up.

15.1 Dissolution.

(a) The Company shall be dissolved upon the occurrence of any of the following events:

(i) the unanimous written consent of the Managers; or

(iii) the entry of a final and non-appealable order or decree dissolving the Company by a court of competent jurisdiction.

(b) Notwithstanding the occurrence of any event (except those specified in Section 15.1(a)) which would otherwise cause a dissolution under the Act, the Company shall not be dissolved, and the Members agree to take any and all lawful actions necessary to prevent such dissolution.

15.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until a certificate of cancellation has been issued by the Secretary of the State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

15.3 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, the Members shall immediately proceed to wind up the affairs of the Company in accordance with the requirements of the Act and other applicable law. In furtherance of the winding up of the Company, the Members shall:

(i) sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Members may determine to distribute any assets in kind);

(ii) discharge or make reasonable provision for all liabilities of the Company, including liabilities to the Members in their capacity as creditors (other than liabilities to a Member as a Member (for example, distributions and the return of capital)) and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Member, the amounts of such reserves shall be deemed to be an expense of the Company);

(iii) pay any loans to the Company by a Member (such payments to be applied first to accrued and unpaid interest, and then to principal);

(iv) pay the Members any of their Unreturned Capital Contributions; and

(v) distribute any remaining assets of the Company to the Members in accordance with Section 9.2.

Distributions pursuant to this Section shall be made by the Company not later than the end of the taxable year in which such liquidation occurs (or, if later, within 90 days after the date of such liquidation); provided, however, that this sentence shall not apply to any amount referred to in clause (ii) of this Section 15.3(a) or to any installment obligation owed to the Company.

(b) The Members shall cause an accounting to be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution.

(c) If any assets of the Company are distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by the reasonable discretion of the Members. Such assets shall be deemed to have been sold to the Members as of the date of dissolution for their fair market value, and the Capital Account of the Members shall be adjusted to reflect such deemed sale.

(d) Notwithstanding anything to the contrary in this Agreement, upon a liquidation, if any Member has a Capital Account which is less than zero (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Members shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by any Member to the Company or to any other person for any purpose whatsoever.

15.4 Certificate of Cancellation. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated and the Members shall forthwith file with the Secretary of State a certificate of cancellation. Thereafter, the Members, as liquidating trustee, shall have

authority to distribute any Company property discovered after termination, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

15.5 Return of Capital Contribution-Nonrecourse. Except as provided by law or as expressly provided in this Agreement, upon dissolution, the Members shall look solely to the assets of the Company for the return of their Capital Contributions.

16. Miscellaneous.

16.1 Notices. Except as otherwise expressly provided for herein, all notices and other communications made or required to be given pursuant to this Agreement shall be writing, shall be delivered in hand, mailed by United States registered or certified, first class mail, postage prepaid, sent by overnight courier, or sent by telegraph, telecopy, telefax or telex and confirmed by delivery via courier or postal service.

16.2 Binding Provisions. The covenants and agreements contained in this Agreement shall be binding upon the successors and permitted assigns of the respective parties to this Agreement.

16.3 Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

16.4 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any principle of law that would cause the application of the laws of any other jurisdiction.

16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Members or of the Company.

16.6 Entire Agreement; Amendment. This Agreement constitutes the entire understanding and agreement among the parties with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements, or conditions, express or implied, oral or written, except as contained in this Agreement, including, without limitation, all prior versions of the operating agreement, if any, of the Company. This Agreement may not be amended or modified except with the unanimous consent of the Members.

16.7 Non-Competition and Non-Solicitation. Each Member acknowledges the competitive nature of the business of the Company and accordingly agrees, in connection with the formation of the Company, and in exchange for good and valuable consideration, that for a period of two (2) years commencing on the date hereof (the "**Restricted Period**"), such Member shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in any business competitive with the Company (the "**Restricted Business**") anywhere in the world (the "**Territory**"); (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, director, member, manager, employee, principal, agent, trustee, or consultant; or (iii) cause, induce, or encourage any material actual or prospective client, customer, supplier, or licensor of the business of the Company (including any Person that becomes a client or customer of the business after the date hereof), or any other Person who has a material business relationship with the business of the Company, to terminate or modify any such actual or prospective relationship.

During the Restricted Period, each Member shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any person who is or was employed in the business of the Company during the Restricted Period, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees.

Each Member acknowledges that the restrictions contained in this Section are reasonable and necessary to protect the legitimate interests of the Company and the other Members and constitute a material inducement to the other Members to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction or any governmental order, then any court is expressly empowered to reform such covenant in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law or such governmental order. The covenants contained in this Section and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction

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IN WITNESS WHEREOF, the parties hereto acknowledge that this Agreement is their voluntary act and that they have executed this Agreement as of the day and year first above written.

THE COMPANY:

SCRAPP LLC

By: /s/ Michael V. Pasciuto

Name: Michael Vincent Pasciuto
Title: Manager

THE MEMBERS:

/s/ Michael V. Pasciuto
Michael Vincent Pasciuto

/s/ D Marek
Daniel Marek

/s/ Evan Gwynne Davies
Evan Vaughan Lewis Gwynne Davies

/s/ Thomas R. Evangelista
Thomas Robert Evangelista

/s/ John J. Scarfo
John Joseph Scarfo

{W12210740.2}

EXHIBIT A

Members, Managers; Interest; Other Information

Member Name and Address	Interest	Units
Michael Vincent Pasciuto 0 Ivy Lane Burlington, MA 01803	22%	3,960*
Daniel Marek Pebble View Southdown Road Beer, Seaton, EX12 3AE	22%	3,960*
Evan Vaughan Lewis Gwynne Davies Penton Mewsey Andover, Hampshire, SP11 0RQ United Kingdom	22%	3,960*
Thomas Robert Evangelista 25 Shore Rd Bourne, MA 02532	12%	2,160**
John Joseph Scarfo 98A Wilmington Rd Burlington, MA 01803	12%	2,160**

*2,960 of which are subject to vesting in accordance with the applicable restricted unit agreement
**subject to vesting

Managers: Michael Vincent Pasciuto, Daniel Marek and Evan Vaughan Lewis Gwynne Davies

Officers: Thomas Robert Evangelista – Chief Technology Officer
John Joseph Scarfo – Chief Information Officer

Tax Matters Representative: Michael Vincent Pasciuto

Location of Principal Office of the Company:

0 Ivy Lane
Burlington, MA 01803

Mailing address:

0 Ivy Lane
Burlington, MA 01803

Name and address of the Registered Agent for the Company:

Michael Vincent Pasciuto

0 Ivy Lane
Burlington, MA 01803